October 1, 2016

LETTER AGREEMENT

AMG Funds (the “Trust”)

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Re:	Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by AMG Funds LLC (the “Adviser”) to limit the total operating expenses of AMG Yacktman Special Opportunities Fund, a series of the Trust (the “Fund”), and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Fund as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Fund in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Fund.

From time to time hereafter, the Adviser may undertake to waive its investment advisory fee (including any applicable performance or fulcrum fee component of such fee) payable by the Fund (but not below zero) and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses (exclusive of certain items listed below) do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap with respect to the Fund, the Fund will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses (exclusive of investment advisory fees (including any applicable performance or fulcrum fee component of such fees), administration fees, taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, dividends payable with respect to securities sold short, and extraordinary expenses) in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Fund will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser.

Any payments by the Fund under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an investment advisory fee, administration fee and/or shareholder servicing fee and/or any other fee for services to the Fund.

Effective as of October 1, 2016, and until at least May 1, 2018, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of investment advisory fees (including any applicable performance or fulcrum fee component of such fees), administration fees, taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, dividends payable with respect to securities sold short, and extraordinary expenses) of the Fund to the annual rate of 0.12% of the average daily net assets attributable to the Fund.

This Letter Agreement shall terminate: (i) in the event the Adviser ceases to be the investment adviser of the Fund; (ii) upon mutual agreement between the Adviser and the Trust’s Board of Trustees; or (iii) in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund. The term “Adviser” as used throughout this Letter Agreement shall include any entity that is the successor to the assets and liabilities of AMG Funds LLC that is the future investment adviser of the Fund and to whom the Letter Agreement is assigned. The term “Fund” as used throughout this Letter Agreement shall include any entity into which AMG Yacktman Special Opportunities Fund is reorganized and which is the successor to the accounting and performance information of AMG Yacktman Special Opportunities Fund.

A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

[remainder of this page intentionally left blank]

Sincerely,

AMG FUNDS LLC

By:	/s/ Keitha L. Kinne
Name: Keitha L. Kinne
Title: Chief Operating Officer
Date: October 1, 2016

ACKNOWLEDGED AND ACCEPTED

AMG FUNDS

By:	/s/ Jeffrey T. Cerutti
Name: Jeffrey T. Cerutti
Title: President and Chief Executive Officer
Date: October 1, 2016